September 20, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Attn:	William H. Thompson,

Accounting Branch Chief Office of Consumer Products

Re:	China Recycling Energy Corporation Form 10-K for the Fiscal Year Ended December 31, 2017

Filed April 13, 2018
File No. 1-34625

Dear Mr. Thompson:

China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated September 7, 2018 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

Item 8. Financial Statements and Supplementary Data

1. Organization and Description of Business

Erdos TCH – Joint Venture, page F-6

1.	Reference is made to the supplemental agreement effective May 1, 2016 whereby Erdos TCH canceled monthly minimum lease payments from Erdos and charges Erdos based on actual electricity sold. Referencing authoritative literature that supports your accounting treatment, please explain to us how you evaluated and accounted for the lease modification. Refer to ASC 840-30-35-30 and 840-30-40-6. In doing so, please tell us whether you consider the payments based on actual electricity sold under the supplemental agreement minimum lease payments as defined in ASC 840-10-25-4.

Response: Effective on May 1, 2016, Erdos TCH cancelled monthly minimum lease payments from Erdos, and started to charge Erdos based on actual electricity sold at a rate of RMB 0.30 / KWH. The selling price of each KWH is determined annually based on prevailing market conditions.

We accounted for the lease modification in accordance with the provisions of ASC 840-30-35-30 and concluded the modification of the minimum lease payments based on actual electricity sold/generated did not change the classification of the lease had the changed terms been in effect at the lease inception. The Company is a manufacturer and the lease has a bargain purchase option. The balance of the minimum lease payments receivable was adjusted to reflect the change and the net adjustment was charged or credited to unearned income.

We considered the payments based on actual electricity sold under the supplemental agreement minimum lease payment as defined in ASC 840-10-25-4, by treating all future receipts under the new agreements as contingent rentals, but concluded this would not reflect future income correctly. To do this would require the Company to record a large loss at lease modification. This loss would be offset by future income received. We concluded to record such loss would violate ASC 450-20-25-2 as "both conditions" must be met to record a loss. We do not believe they are met. Further, the lease modification did not change the lessee's ability to purchase the asset for a nominal amount at the end of the lease.

2. Summary of Significant Accounting Policies

Basis of Presentation, page F-13

2.	You disclose that certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America were omitted. Please tell the information and footnote disclosures that have been omitted.

Response: We should not have included the statement of ‘certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America were omitted’ in the annual financial statements for the years ending December 31, 2017 and 2016; there was nothing omitted, and we will remove this statement in future filings.

16. Income Tax, page F-25

3.	In future filings, please disclose the total valuation allowance recognized for deferred tax assets. Refer to ASC 740-10-50-2c. Please also disclose the amounts and expiration dates of the PRC NOLs. Refer to ASC 740-10-50-3a.

Response: In future filings, we will disclose the total valuation allowance recognized for deferred tax assets under 740-10-50-2c, as well as the amounts and expirations dates of the PRC NOLs under ASC 740-10-50-3a.

Item 9A. Controls and Procedures

Internal Controls Over Financial Reporting, page 50

4.	Please amend to disclose a statement as to whether or not internal control over financial reporting was effective as of December 31, 2017. In this regard, your current disclosure states that your assessment was as of December 31, 2015. Refer to Item 308(a)(3) of Regulation S-K.

Response: Our management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year (December 31, 2017) as disclosed in Item 9A in page 50 of the Form 10-K. The reference to 2015 was a typographical error, which should read “2017” instead. We will amend the Form 10-K to reflect the correct period.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 or Ms. Chelsea Anderson at (206) 816-1312 at Garvey Schubert Barer.

Very truly yours,

/s/ Guohua Ku
Guohua Ku
Chief Executive Officer China Recycle Energy Corporation

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